Exhibit 99.1


18 December 2003


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 17 December 2003 from Brandes Investment Partners L.L.C., in accordance with Section 198 of the Companies Act 1985 (the "Act"), that on 11 December 2003 Brandes Investment Partners, L L.C. ("Brandes") was interested for the purposes of the Act in 528,963,922 ordinary shares and in 16,420,747 American Depository Receipts (each one of which is the equivalent of 10 ordinary shares) which, ultimately, represents approximately 15.6% of the outstanding ordinary shares of Corus Group plc each comprised in the relevant share capital (the "Relevant Shares"), as defined in Section 198(2) of the Act;

None of the shares referred to above are shares in which Brandes is interested by virtue of Section 208(5) of the Act.

Brandes is a registered US investment adviser.

  END